Filed by Burlington Northern Santa Fe Corporation
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:  Burlington Northern Santa Fe Corporation
Commission File No.:  1-11535

On November 12, 2009, Burlington Northern Santa Fe Corporation (“BNSF”) posted the following news articles on its website in connection with the proposed acquisition by Bershire Hathaway Inc. of BNSF:

Nov. 6, 2009 clips

BNSF CEO: Buffett’s Bid for Railroad “Warmly Received” In Washington

By Alex Crippen / CNBC
Nov. 6, 2009

Burlington Northern Santa Fe CEO Matt Rose says the railroad’s proposed acquisition by Berkshire Hathaway is being “very warmly received” by Washington policy makers.

Rose makes the comment in a voice message to BNSF employees posted today on the company’s intranet.  A transcription has been filed with the SEC.

In the message, Rose says he went to Washington yesterday to meet with “many of our public policy makers, Department of Transportation, many of the Senators and House Members who are involved in transportation policy.”

He draws a sharp distinction with his experience during the failed merger attempt in 1999-2000 between BNSF and the Canadian National:

“All I can tell you is, ‘Wow, what a difference it makes.’ This transaction is really being very warmly received. And the reason is exactly what we told all of our employees on Tuesday, and that is that Berkshire has a tremendous track record of buying well-run, well-maintained companies and leaving them alone in order for them to fulfill their mission. And it also helps to have, as I described it on Tuesday, probably the most significant business icon, Warren Buffett, leading this effort.”

That apparent lack of opposition in D.C. should be good news for arbitrageurs buying Burlington Northern now for around $97 in order to get the $100/share price Berkshire will pay when/if the deal closes in the first quarter of next year as planned.  Bloomberg notes that would give arbitrage traders an annualized return of 8 to 22 percent.

It quotes the Mutual Global Discovery Fund’s Anne Gudefin as saying, “It’s a good opportunity to put some cash to work and at the end to get some Berkshire shares as part of the transaction.”

Remember, however, there is risk involved.  The deal could fall apart for any number of reasons, aside from opposition by Washington policy makers.

Buffett’s Buy Includes CEO Who Engineered Railroad

By Angela Greiling Keane / Bloomberg
Nov. 5, 2009

Warren Buffett didn’t just buy a railroad when he announced his purchase of Burlington Northern Santa Fe Corp. He hired the engineer, too.

“It’s a bet not only on the company but on talent,” said Gary Bradshaw, portfolio manager at Hodges Capital Management Inc. in Dallas, which owns 150,000 Burlington Northern shares. “I can’t imagine anything changing. That’s Buffett’s style. He’s always bet on management and let those guys run it.”

Chief Executive Officer Matthew Rose has led Fort Worth, Texas-based Burlington Northern to the top of the U.S. industry in sales. Revenue almost doubled through 2008 from 2001, his first full year at the helm. That growth outpaced the 50 percent rise at Union Pacific Corp., his biggest competitor. Becoming a part of Buffett’s Berkshire Hathaway Inc., with its AAA credit rating from Standard & Poor’s, may make Rose’s job easier by lowering his company’s borrowing costs.

Berkshire has been building its stake since 2006, giving Buffett a glimpse of Rose, 50, a 16-year employee who has been CEO since December 2000. In a Nov. 3 statement, the Berkshire chairman and chief executive said the deal was an investment in the railroad, “Matt Rose and his team.”

Berkshire’s largest purchase will cost the company $26 billion, or $100 a share in cash and stock, for the 77.4 percent of the railroad it doesn’t already own. Including the previous investment and debt assumption, the deal is valued at $44 billion, Omaha, Nebraska-based Berkshire said.

Expanded Capacity
What may have attracted Buffett to Burlington Northern is the company’s reduction of expenses as it expanded capacity, said Anthony Hatch, an independent railroad analyst based in New York.

“One of the ways they’ve improved is taking a high percentage of their variable costs down,” including by using longer and fewer trains, which has increased average velocity across its system, Hatch said.

Hatch also cited Burlington Northern’s development of its intermodal business, beginning in 1989 under Rose’s predecessor Robert Krebs. Intermodal refers to containers that move by a combination of rail, road and sea. Krebs, now a director of General Motors Co., set up a partnership with Lowell, Ark.,- based J.B. Hunt Transport Services Inc., now the third-largest U.S. trucking company.
Since taking over as CEO, Rose has continued the strategy, Hatch said.

New Tracks
“In my nine years we’ve probably laid out $25 billion worth of capital for our railroad,” said Rose, who earned $15.6 million in total compensation last year, according to a Securities and Exchange Commission filing.

Those investments include new locomotives and adding tracks alongside existing ones, he said. Operating parallel tracks boosts train speeds. On the single-track lines that are the most prevalent in the industry, a train heading in one direction must pull off on a siding to let oncoming traffic pass.

During a quarterly earnings call on Oct. 22, Chief Financial Officer Thomas Hund said spending on tracks, equipment and other improvements would remain at $2.6 billion for 2009. Being owned by Berkshire probably won’t change those plans, said Jason Seidl, analyst at New York-based Dahlman Rose & Co.

“If he was buying a railroad that was small and capital- constrained, there would be a big change if you’re with Berkshire,” Seidl said of Buffett’s deal. “But Burlington generates an enormous amount of free cash flow.”

“Hands-Off” Shareholder
The railroad will probably have lower borrowing costs as a unit of Berkshire, even if Standard & Poor’s strips Buffett’s company of its AAA rating, said B. Craig Hutson, a Chicago-based railroad debt analyst at Gimme Credit LLC. S&P said yesterday Berkshire’s rating may be cut to as low as AA because of the acquisition. That’s still six levels higher than Burlington Northern’s BBB.

“It would be safe to assume that Burlington will have a broader access to capital and a lower cost of capital than they would have had on a stand-alone basis,” Hutson said.

“They haven’t really held back per se on spending on growth opportunities recently. It gives them the ability to invest for the long-term without being asked every quarter how those investments in their infrastructure are doing.”
Burlington Northern has $10 billion of long-term debt and paid $462 million in interest expense this year through Sept. 30, according to its most recent 10-Q regulatory filing.

“Very Friendly”
Rose said Buffett has been a “hands-off” shareholder who phones “fairly infrequently.” The two met before Berkshire began buying Burlington Northern shares, Rose said.

“We have a large operation in Omaha, so I had a chance to meet him through some charity events,” Rose said in an interview yesterday. “It’s been very friendly, and he’s always told me he wouldn’t do anything hostile that we weren’t aware of. The biggest change is that instead of having quarterly analyst meetings, I’ll go to Omaha every once in a while. Warren told me one requirement is I have to go to his annual meeting.”
Buffett, 79, while not immersed in industry intricacies, understands that railroads stand to benefit from rising diesel fuel prices because they can transport goods more efficiently than trucks, Rose said.

“I wouldn’t call him a detail guy on the railroads,” Rose said. “But he clearly understands the U.S. economy very well.”

Burlington Northern fell 12 cents to $96.98 at 4:15 p.m. in New York Stock Exchange composite trading. The stock climbed 28 percent this year before today and has jumped almost fourfold since December 2000, when Rose was promoted to CEO.

Berkshire’s Class A shares increased $370 to $101,900.

Buffett: Railroad business is “in tune with the future”
By Adam Shell / USA Today
Nov. 5, 2009

Most investors looking for the “next big thing” seek out whiz-bang investments like alternative energy, lifesaving biotech drugs, handheld Internet devices and, for doomsayers, hard assets like gold.

Railroads, which had their heyday in another era, are rarely mentioned as a must-have investment for those looking to get rich.

So why is Warren Buffett, arguably the world’s most famous and successful investor, betting more than $26 billion of his spare cash to acquire all of Texas-based railroad Burlington Northern Santa Fe (BNSF)?

On Tuesday, Buffett turned heads on Wall Street when he placed his biggest bet of his career on rails — and the battered USA economy, for that matter.
In promoting the deal, the so-called Oracle of Omaha insisted that the business of moving things like food, sources of energy, autos, agricultural products and other stuff consumed by consumers and businesses will grow during the next 10, 20, 30 years.

In an interview with USA TODAY, Buffett stresses that the rail industry is modern indeed. He trumpets the ability of railroads to move goods from Point A to Point B more efficiently and more environmentally friendly than the fuel-guzzling 18-wheelers that clog the nation’s already overcrowded highways.

“The rail business is actually in tune with the future,” Buffett says. “Trains move goods using far less fuel than alternatives.”

470 miles a gallon
In typical Buffett fashion, the shrewd investor has done his homework, and rattles off facts about railroads with the same confidence he displays when talking about price-earnings ratios or how he values businesses.

“Burlington Northern Santa Fe last year moved, on average, a ton of goods 470 miles on a single gallon of diesel, and society has an enormous interest in using less oil to transport goods,” Buffett says.

Indeed, Buffett very much likes the green component to his rail investment, likening it to an energy-saving play.

“Each train displaces 280 trucks on the road,” Buffett says. “When it comes to spewing pollutants there is nothing more efficient than trains. It is very much in line with the future goals of society. While the railroads won’t take over the world it is something that is part of the future.”

The deal with Burlington Northern was struck in a super-quick 15 minutes early last week after a meeting with the railroad’s CEO Matthew Rose. And while it might seem downright scary to commit tens of billions of dollars in such a short time span, Buffett stresses that he finished his research on the company a long time ago. Prior to the deal,

Berkshire Hathaway already owned a nearly 25 percent stake in the railroad.

“Buying 100 shares of a stock is like buying a piece of a business,” says Buffett. “If I don’t know enough about a company to buy the whole business, I don’t know enough to buy 100 shares.”

Winning at the finish line
Like all his investments and acquisitions, Buffett says he simply had to decide “if it is a good business, with good management and something that makes good long-term sense.”

On all those points, he concluded the answer was yes. Buffett says he believes the rail investment will deliver “steady and certain growth” over the coming decades.

Despite the uncertainty surrounding the pace and sustainability of the economic recovery, Buffett says the railroad business is one that will thrive for years once the economy gets back on track.

“We can’t predict what will happen year to year,” he says. “We have a system that works.

It doesn’t work every day or every week. The great American economic engine sputters sometimes. It sputtered at times in the 19th century, the 20th century and now the 21st century. But when we get to the finish line we win.”

Buffett-watchers said the deal is trademark Buffett: He bought a company that is easy to understand and that has a trusted and proven management team — and at a price that is likely to generate gains over the long-term. Though his $100-a-share offer was more than a 30 percent premium to Burlington Northern’s close Monday, the stock traded at nearly $115 in June 2008.

When asked what his time horizon was to reap the major benefits of this mega-deal, Buffett replies, “We will hold it (this investment) forever.”

Buffett acknowledges that the railroad business is something that he can get his arms around. Many times in the past he has said that a key to successful investing is to steer clear of investments that are too complicated. “Railroads are the kinds of things we understand,” he says.

Morningstar analyst Keith Schoonmaker offered further insight into Buffett’s reasoning. “We think Buffett values railroading for its bulletproof economic moat via nearly irreplaceable rights of way, a predictable business model, economic efficiency, and strong free cash flow despite heavy demand for capital investment,” Schoonmaker says.

Cheerleading the USA
In his statement Tuesday announcing the deal, Buffett said “it’s an all-in wager on the economic future of the United States.”

Back in October 2008, when the financial implosion was ravaging investor stock portfolios, Buffett wrote an op-ed piece in The New York Times under the headline:

“Buy American. I Am.” Similarly, in the fall of 2008, Buffett injected $5 billion into banking giant and $3 billion into at a time when raising capital in the financial markets was both difficult and expensive.

Investors took to heart Buffett’s latest big bet on America, a cheerleading role he has increasingly played since the worst financial crisis since the Great Depression intensified last year.

“He has gradually and graciously accepted the reality that he is playing a leadership role in the national economic dialogue,” says Lawrence Cunningham, author of How to Think

Like Benjamin Graham and Invest Like Warren Buffett. “He knows that people listen to what he says and copy what he does.”

Adds Jeff Matthews, a hedge fund manager at Ram Partners and author of Pilgrimage to Warren Buffett’s Omaha: “This overshadows anything he has done before. He is not just doing this deal for the fun of it. He is doing it to make money in the long run. And I think that would be reassuring to investors.”

When asked if he felt a responsibility to address the broader issues related to his level of confidence in the U.S. economy, rather than simply address what he thought were the pros of the big rail deal, Buffet responds “We are not doing it to spread a message. But the very act itself may be a message.”

Indeed, Buffett’s willingness to make a major investment at this point of the recovery cycle could spur other reluctant investors to follow suit, says John Stoltzfus, analyst at Ticonderoga Securities.

“The provenance of Tuesday’s deal by Berkshire, along with its size and profile,” says Stoltzfus, “will also likely serve as a ‘Go’ signal to others who may have been waiting in the wings for someone whose judgment they respect to ‘jump in the water first.”

For years, Buffett has said he was seeking a big deal, that he was looking for “an elephant,” says Vahan Janjigian, chief investment strategist at Forbes and author of Even Buffett Isn’t Perfect: What You Can —and Can’t — Learn from the World’s Greatest Investor.

“This is the elephant,” says Janjigian. “Berkshire Hathaway is so big, you can’t move the needle by buying $100 million companies.”

Commenting on the size of the deal, his biggest ever — it tops the $17.8 billion acquisition of insurer General Re in June 1998 — Buffett says: “Railroads come in big pieces. And I like sizable deals. It is much easier to do one $34 billion deal than three $10 billion deals.”

Buffett, who still has $20 billion in cash, says there are other values out there. But he wouldn’t tip his hand about what he is eyeing. “Sure there are values out there, but we don’t advertise them,” he says.

Despite data that point to an economic recovery, Buffett says aside from insurance, he has yet to see much improvement in the other businesses he owns, which include furniture stores, ice cream shops and other consumer-related companies.

“Business hasn’t bounced much,” he says. “Business has stopped going down” but it hasn’t shot up either.

“Fear has disappeared,” adds Buffett. “What we had was as close to a meltdown as you can have. But that has passed.”

Despite his reputation as an oracle, Buffett refuses to predict when the economic recovery will kick in and be sustainable.

“We will come out of it,” he says. “I don’t know when.”

Buffett in railroad buy-out deal

No author listed / BBC News
Nov. 3, 2009

Berkshire Hathaway agreed to buy the 77.4 percent of Burlington Northern Santa Fe (BNSF) it does not already own for about $26 bn (£16 bn) in cash and stock.

BNSF is the biggest U.S. hauler of products such as corn and coal.

Mr. Buffett said that the deal was “an all-in wager on the economic future of the United States.”

“I love these bets,” he added.

Ships goods
Including past investment and the assumption of $10 bn of BNSF debt, the deal is valued at $44 bn.

The railroad also ships goods from western U.S. ports including refrigerators, clothing and TVs.

Berkshire Hathaway already owns about 22 percent of BNSF and said it will pay $100 a share for the rest of the company.

The deal has been approved by the boards of both companies, but still needs backing from two-thirds of BNSF’s shareholders.

The railroad expects to clear those hurdles in the first three months of next year.

QUEST MEANS BUSINESS

By Adrian Finnegan / Quest Means Business
Nov. 3, 2009

Hello, I’m Adrian Finnegan in for Richard Quest. This is QUEST MEANS BUSINESS.

Hello, good evening.

He’s calling it an all in wager on the economic future of the United States. Warren Buffett’s Berkshire Hathaway firm is making its biggest transaction yet. But for all his confidence there is one area of the economy still causing concern, and that’s employment…..

Now, though, the big story that is rocking the business world today: That massive purchase by a man who knows a thing or two when it comes to investments. Warren Buffett is committing a total of $44 billion to pick up the remaining stake in railroad giant, Burlington Northern. CNN’s Maggie Lake joins us now, live from New York, to tell us what this could signal for the U.S. economy at large.

And, Maggie, it took him, what, something like 10 days to pull this massive deal together?

MAGGIE LAKE, CNN FINANCIAL CORRESPONDENT: Only Warren could do it this way. In fact, he’s been speaking about it and giving everyone a little bit of a sneak peak behind the scenes.

And you know, a couple of meetings, a couple of telephone calls and a handshake, not many people in the business world who can do something like that. And not many people who can move entire markets with a decision to do a deal.

We know that Wall Street likes deals, but this day was really shaping up to be a pretty nasty looking sell off until that news of the Buffett deal came through. And then futures turned right around. We still had loses at the beginning of the session, but as we are speaking, Adrian, it actually looks like the market is trying to move into positive territory. Certainly the S&P 500 already there. Why? Because Warren Buffett is coming out, as you said, saying this isn’t just about the company, this is an all-in wager on the future of the U.S. economy. He believes it will be prosperous again.

And there is also another reason that people pay attention to what Warren does. You know, this is not the first time he’s making sort of a broad confidence statement. During this entire financial crisis and the road to recovery, as rocky as it has been, that we’re on, if you think back and remember back, through the height of last year, when confidence was very shaky, Warren Buffett came out and said that he was going to make a purchase of Goldman Sachs, when they were really with their back up against the wall, looking for some funding. He struck a deal with them, that gave him the right to buy Goldman shares at $115, their warrants (ph). His actually, on the share. Guess what? Goldman shares actually trading around $170 right now.

Again, so that was back in September. October of last year he put $3-billion investment in GE. That share price is actually lower, but it is paying a 10 percent dividend to him. Not bad. And again, later in October he wrote and op-ed piece in “The Journal” or “The Times,” I cannot remember which, but is said, “buy American, I am. And in fact, since then the Dow up more than 14 percent, the S&P up more than 18 percent, or 14 -I’m not sure, our graph is a little bit different than my notes here. But you get the picture. So, you know, the pay offs have been pretty good and that’s just during this crisis. As you know, he’s been around for a long time and really turned into quite a business legend with is acumen. So, he’s certainly making a difference in the market today.

FINNEGAN: Yes, I mean, he’s no spring chicken anymore. I’ve heard people wondering aloud today whether Warren Buffet is losing his touch. I mean, come on, we’re talking railroads here. And outdated, old world economy industry.

LAKE: Right, except for not according to Warren Buffett. Some people, in fact, you are right Adrian, are saying this might be his last big deal. But he certainly seems to be pretty clear about why he’s doing it. He does not see it as outdated at all, though it certainly is the image that is generated. In fact, he is saying, this is a clean energy, in a way, kind of bet. And he points to the fact that you can move a lot more stuff around on rails. They have gone through big changes. They have gotten a lot more productive. They give off less pollution. They consume less energy. They don’t contribute to highway congestion. They do not rely on those costly fuel bills that are bound to go up as the global economy recovers.

In fact, there is a great statistic he’s throwing out there today that is saying you can transport 1 ton for freight, 423 miles, on a single gallon of diesel. That is very attractive, considering if you compare that to what you can do with trucks or flying, if you start to see gas prices, fuel prices going up again.

Once again, while no one else is really there; making a long-term bet that that is going to be a really cost-effective way to move things around when the economy starts to recover. And he’s not the only one who is sort of poking around in that area. Certainly, now that he’s made the announcement a lot more investors are looking at railroads. So, some say it is his last deal. Some say it is his last great deal. We’ll see.

FINNEGAN: Absolutely. The best of luck to him. Maggie, many thanks.

Nightly Business Report
By Paul Kangas / National Public Radio
Nov. 3, 2009

PAUL KANGAS, NIGHTLY BUSINESS REPORT ANCHOR: Warren Buffett makes a big bet, buying Burlington Northern for $34 billion. But he says the deal isn`t just about the railroad. It`s about the future of the U.S. economy…..

KANGAS: Good evening everyone. The Oracle of Omaha has spoken and the news is good. Famed investor Warren Buffett is buying the Burlington Northern Santa Fe railroad as an upbeat bet on America`s future. His Berkshire Hathaway Corporation is spending $34 billion to buy the remaining shares it doesn`t already own. Erika Miller has more on why Buffett is making such a bold move.

ERIKA MILLER, NIGHTLY BUSINESS REPORT CORRESPONDENT: There`s nothing like owning your own train set. And while most people think in terms of the toy version, billionaire investor Warren Buffett is buying the real deal. Make no mistake, Buffett`s purchase of Burlington Northern Santa Fe is far from frivolous. It`s a calculated bet on a recovery in the railroad industry, something analyst Kevin Kirkeby says is not yet under way.

KEVIN KIRKEBY, GROUND TRANSPORTATION ANALYST, STANDARD & POOR`S: What the rails are providing is confirmation that things are stabilizing. They are not saying that things have turned the corner and we`re going to have gangbuster growth.

MILLER: Buffett has been investing in railroad stocks for years and freight loadings are one of his favorite economic indicators. Though Union Pacific is bigger, analysts say Burlington Northern is the best in breed, something Buffett looks for.

KIRKEBY: He`s buying the railroad that probably has the best reputation in terms of management, in terms of management who is willing to push for technology, push to try new things. So in that regard, yes, he is buying the best of the rails.

MILLER: But it`s not just about the rails. Buffett says the Burlington Northern deal is quote, an all-in wager on the economic future of the United States. Investment strategist Jim Awad says that`s a big vote of confidence.

JAMES AWAD, INVESTMENT STRATEGIST, ZEPHYR MANAGEMENT: I think what he`s probably saying is the economy has turned. In some cases that is not reflected in the stock price. And therefore I`m going to move now because cyclically the economy has turned, secularly the economy is attractive and this particular security in my view is attractively priced and strategically well positioned.

MILLER: Whatever the motive, some say it sends an important signal.

AWAD: I think if you are a young person, you think like Warren Buffett and you invest for a 10, 20, 30-year period. And this sends a message that probably the best brains in the country are optimistic about our future and you should be too.

MILLER: Today`s deal is the largest ever for Berkshire Hathaway, but already Wall Street is speculating about Buffett`s next move. One analyst thinks it will be in health care, a play on the nation`s aging population.

SUSIE GHARIB: A short while ago I talked by phone with Burlington Northern CEO Matthew Rose. I began by asking him why he did the deal with Warren Buffett.
MATTHEW ROSE, CHAIRMAN, BURLINGTON NORTHERN SANTA FE (BY TELEPHONE): Well as you know, Warren has been a shareholder in our company for, since 2007. And we`ve gotten to know each other. And when he presented the offer, we felt like it was compelling value to our hareholders.

GHARIB: What are the advantages of being part of Berkshire Hathaway as opposed to Burlington Northern going it alone?

ROSE: In many regards, there won`t be a lot of change because we have a very long-term focus, because all of our assets when we buy something, they`re 20, 30, 40-year assets. It`s the association with a larger conglomerate, great balance sheet like Berkshire has. And that will be helpful, but not necessary. And I think it really just comes down to that our long-term vision and the way he runs his companies, there`s a tremendous amount of similarity there.

GHARIB: Matthew, do you think that with this new corporate structure for Burlington Northern that you will be freer and more aggressive about pricing and about taking market share from your competitors?

ROSE: Well, certainly in a wholly owned subsidiary you won`t be subject to the ebbs and flows of the capital markets, the equity markets and so we will see where all that takes us. Not committing to any of those things you mentioned. But it is a different structure, there`s no doubt about it and I won`t be meeting with shareholders on a quarterly basis and doing annual shareholder meetings and things like that. We`ll be -- we`ll have more time to focus on the railroad and getting more freight to the railroad.

GHARIB: With Warren Buffett buying Burlington Northern, it`s a huge public endorsement of the railroad industry. Do you think this is the beginning of a railroad renaissance so to speak?

ROSE: Well Susie, if people have in some cases they`ve said that we`ve been in the railroad renaissance since the late 90s. You put the railroad industry in perspective and the 80s, the early 80s the railroad industry was in chaos. Bankruptcies, it really looks a lot like the airline business does today in many regards. I do believe that the industry is better positioned now for the future and if that classified as a renaissance, then I`m all for it.

GHARIB: As we know though, there`s a lot of talk about Washington re- regulating the railroad industry. If that were to happen, how would that change the growth outlook for the rails?

ROSE: Within every industry you`ve got a plethora of customers and they all have different needs and while the Staggers Act that was put in in 1980 isn`t perfect, it`s generally done a great job for the industry and our customers.

GHARIB: There is always a lot of talk about Berkshire Hathaway and who is going to succeed after Warren Buffett is no longer running the company. You`re the right age. Did you and Warren Buffett have any conversation about succession?

ROSE: No. I`m focused on BNSF.

GHARIB: Would you be interested in running Berkshire Hathaway if Warren Buffett asked you?

ROSE: Did I mention I`m focused on BNSF?

GHARIB: OK, we`ll leave it there. Congratulations on the deal. Thank you so much.

ROSE: Thank you. Have a great day.

GHARIB: For more analysis now on why Warren Buffett did the deal, Thomas Russo joins us. Berkshire Hathaway is a top holding in his investment firm, Gardner Russo and Gardner. Hi Tom.

THOMAS RUSSO, PARTNER, GARDNER RUSSO & GARDNER: Hello, Susie. Your last question led me to think that that would be a expensive way to conduct an executive recruiting, to hire Mr. Rose for $40 billion. I think there`s a lot more to it than that. But go on.

GHARIB: But do you think that he could be one of the, in the running for that CEO job when Warren Buffett does move on?
RUSSO: I think the most important aspect, leadership is important, he`s evidenced that. There are other people at Berkshire that evidence great leadership. The most important test I think within Berkshire is how well will the business unit allocate capital? This deal is a fair price, for a very sharply improving business and will probably continue to improve over time. But the real difference between being a major shareholder of a public company and being Berkshire Hathaway wholly owned subsidiary is they will be able to reinvest in an optimal way. It may be that Mr. Rose will spend a lot more money up front, even at the cost of current earnings to build a more secure competitive advantage going forward. But he won`t have to worry about Wall Street criticizing him if he pays a much more aggressive stance on capital spending and building up the network.

GHARIB: Let me ask you something else. In terms of Warren Buffett`s philosophy about buying companies and how Burlington Northern fits in. Buffett has always said that he`s looking for brand names and for businesses that are predictable. Does Burlington Northern fit into that description?

RUSSO: Absolutely, brand name not so important. But the brands are important because they represent a product which people can`t do without. And the brand loyalty is a lack of an ability to have an adequate substitute. If you had the only rail into a major market hauling coal from a region or bringing cars, maybe even (INAUDIBLE) electric cars from China, if Berkshire`s lucky enough, bringing those across the country to the market, if you`re the only line or the major competitive line in the marketplace, that`s even more powerful than a brand. It`s about the sort of market presence that they pick up with Burlington.

GHARIB: The other big announcement today from Warren Buffett is that he`s doing a big stock split on Berkshire B shares, a 50 to one. Now we know that Buffett has never been in favor of stock splits. What do you make of the announcement?

RUSSO: I think that there`s a discussion sometime ago, maybe at the annual meeting, that Berkshire shares may have been suffering from the same promotional activity that happened years back before they did the B shares, whereby people are bundling together some of the shares and offering smaller pieces out to smaller investors. I think that is an affront to Mr. Buffett. I think he`d like to have the shares be affordable to people and he certainly doesn`t want any intermediaries running interference for him. So I think it may respond to that. The desire to get the shares held broadly by people who can now better afford to be a part of this important investment vehicle.

GHARIB: All right. Well we`re going to have to leave it there, Tom. Thank you very much for coming on the program.

Important Note

The above news articles were first published on the dates indicated above.  The authors and the publications in which such news articles first appeared are also indicated above.  BNSF did not seek and has not received the consent of such authors and publications to use such published materials in its proxy solicitation.

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws.  Similarly, statements that describe BNSF’s or Berkshire Hathaway’s objectives, expectations, plans or goals are forward-looking statements.  Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.  Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives.  In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made.  We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs.  In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements.  Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction.  Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about BNSF, Berkshire Hathaway and the proposed transaction.  The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com.  In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling 402-346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling 817-352-6452 or 817-867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on Feb. 13, 2009, and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009.  Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009, and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009.  These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.